Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross releases Sustainability Report

Company delivers strong ESG performance, including $3.2 billion of economic benefits to host countries through taxes, wages, procurement and community support in 2019

Toronto, Ontario – August 24, 2020 – Kinross Gold Corporation (TSX: K, NYSE: KGC) (“Kinross” or “the Company”) is pleased to present its 2019 Sustainability Report (the “Report”), detailing the Company’s progress over the past two years in delivering on its commitment to responsible mining. The Report provides a transparent account of Kinross’ sustainability performance, including Environmental, Social and Governance (ESG) activities, and an in-depth review of the Company’s relationships with host communities, workforce and host governments.

“Kinross’ commitment to safety and sustainability is deeply rooted in our values and culture,” said J. Paul Rollinson, President and CEO. “Our safety performance remains among the best in the industry and on par with, or better than that of companies in non-industrial sectors. We continue to prioritize health and safety and environmental stewardship, as well as providing sustainable benefits to the communities where we operate, with over $3.2 billion spent in our host countries in 2019 through taxes, wages, procurement and community support.”

Kinross’ 2019 Sustainability Report, available at https://www.kinross.com/kinross-gold-2019-sustainability-report, is structured in line with the Company’s Safety and Sustainability policy and First Priorities: do no harm to people, the environment and communities; make a positive contribution for all stakeholders, and; act ethically and transparently. Highlights of the Report include:

Putting People First – Health & Safety

•	Achieved strong safety performance, recording the best two consecutive years of safety metrics in Kinross history. Injury frequency rates remained among the lowest in the industry, and on par with, or better than rates in low-risk, non-industrial sectors.
•	Implemented rigorous and comprehensive measures to mitigate the spread of COVID-19 and maintain business continuity and production at all operations.

Generating Socio-Economic Value

•	Continued to provide benefits to host countries with $3.2 billion spent in-country in 2019 through taxes, wages, procurement and community support.
•	Maintained high levels of in-country employment, with over 98% of total workforce, and over 84% of management, from host countries.
•	Sourced 83% of goods and services in-country, working with more than 7,000 suppliers globally.
•	Supported community programs with over 630,000 beneficiaries.

Managing our Environmental Footprint

•	Recycled 76% of water at operating mine sites.
•	Maintained one of the lowest greenhouse gas (GHG) emissions intensities per tonne of ore processed compared to peers in the gold sector.
•	Maintained best-in-class tailings management standards and 27-year record of zero breaches at tailings facilities, with zero reportable incidents in the past two years.

Ethical Conduct

•	Advanced inclusion and diversity goals, with 33% female representation at the Board of Directors, increased percentage of female employees, and became a signatory to the BlackNorth Initiative to further address racism and discrimination.
~~•~~	Achieved 94% conformance against the World Gold Council’s Responsible Gold Mining Principles, which were established in September 2019, after completing self-assessment in July 2020.
•	Recorded over 90,000 interactions with stakeholders in 2019, with overwhelmingly positive community stakeholder feedback.
•	Maintained top-tier governance record, recognized by The Globe and Mail and the Board Shareholder Confidence Index of the Clarkson Centre for Business Ethics and Board Effectiveness.
•	Recorded zero substantiated cases of corruption and human rights allegations.

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The Report also documents the Company’s COVID-19 pandemic response, which has prioritized the health and safety of employees, their families and host communities. The implementation of these protocols, which were based on the advice of health authorities and expert medical advisers, was guided by its cross-functional COVID-19 Task Force established in January 2020. Kinross has contributed approximately $5.4 million in support of host communities’ and governments’ COVID-19 response efforts.

Other key issues detailed in the Report include climate change, inclusion and diversity initiatives, and a comprehensive tailings management approach aligning with, or exceeding, international standards.

For additional information on our sustainability efforts and our People Commitments see:

•	Kinross Gold COVID-19 Response
•	Kinross’ Responsible and Safe Tailings Management
•	Kinross Gold Delivers Value Through Sustainable Initiatives
•	Kinross Gold People Commitments

The Report follows the Global Reporting Initiative (GRI) framework and was prepared largely in accordance with the “Core” option of reporting. It also fulfills Kinross’ commitment as a participant in the UN Global Compact, serving as its Communication on Progress. For the first time, the Company included the Sustainability Accounting Standards Board (SASB) indicators in the Report, and where possible, alignment against the key metrics in the SASB Metals and Mining Standard.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Safety and Sustainability Contact

Ed Opitz

Vice-President, Safety and Sustainability

phone: 1-866-561-3636

sustainability@kinross.com

Source: Kinross Gold Corporation

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